UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank”), in compliance with the Securities Market legislation, hereby proceeds to notify the following:

RELEVANT INFORMATION

Pursuant to the terms and conditions of the issuance of preferred securities contingently convertible into ordinary shares of BBVA, carried out by the Bank on 9 May 2013 for a total amount of USD 1,500 million, with ISIN code XS0926832907 (the “Issuance”), and once the prior consent from the Regulator has been obtained, BBVA hereby announces its irrevocable decision to early redeem the Issuance on 9 May 2018 (i.e., the First Reset Date).

The Redemption Price per Preferred Security shall be USD 204,500, which is equal to the Liquidation Preference plus any unpaid Distributions accrued until (but excluding) 9 May 2018, and shall be paid to Holders in accordance with the terms and conditions of the Issuance.

Madrid, 12 March 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 12, 2018

By: /s/ Antonio Joaquín Borraz Peralta
Name: Antonio Joaquín Borraz Peralta
Title: Global ALM Director